UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 30 July, 2007

ASX & MEDIA RELEASE
30 JULY, 2007

INVESTIGATIONAL ANTI-INFLAMMATORY DRUG PRODUCES PROMISING RESULTS IN ANIMAL STUDIES

A new experimental anti-inflammatory drug has produced promising results in scientific animal studies as an arthritis control therapy.

The new drug is a proprietary compound developed by Australian biotechnology company Novogen Limited (ASX: NRT -  NASDAQ: NVGN) from its phenolic technology platform.

The effect of the new drug was examined using a well established model of arthritis in rats which mimics the joint inflammation found in human arthritis.  A joint ‘score’ was determined based on the degree of swelling and redness, as well as the number of joints involved.  In the Novogen study, the scoring was performed by an operator ‘blinded’ to the identity of the treatment the rats received.  A group of eight rats given the drug in their feed showed significantly lower joint scores (p = 0.008) when compared with the joint scores from another group of eight rats given untreated feed.

The research made public today, was conducted by Associate Professor Michael James, the Chief Hospital Scientist at the Rheumatology Unit in the Royal Adelaide Hospital.  The study was conducted with the approval of the Royal Adelaide Hospital Animal Ethics Committee according to National Health and Medical Research Council guidelines.

The drug is one of a family of novel anti-inflammatory therapeutics discovered by Novogen, known as FAIMs (flavonoid anti-inflammatory molecules).

Professor James said that the FAIM concept involved a new approach to treating arthritis, and other inflammatory conditions.

“These results are encouraging and suggest that the FAIM concept is valid and could lead to a new class of anti-inflammatory drugs that would not be expected to have the safety problems of the existing anti-inflammatory agents,” Professor James said.

FAIMs comprise a family of therapeutics presenting a new method of treating inflammation.  These compounds possess robust anti-inflammatory activity in vitro and, as now demonstrated also in vivo, and are designed to avoid cardiovascular, gastrointestinal and renal side effects and may even be cardio-protective.

Inflammation and pain are currently most commonly treated with non-steroidal anti-inflammatory drugs, or NSAIDs.  However, these are associated with undesirable side effects, including gastrointestinal bleeding and ulcers, as well as kidney damage.

Recently, it has also been highlighted that these agents, particularly the selective COX-2 inhibitors, are associated with an increase in heart attacks and other adverse cardiovascular events.  These problems occur because NSAIDs all work by inhibiting the enzyme called COX.

Program Leader of the Novogen ant-inflammatory and cardiovascular drug research program, Dr Cath Walker, said the mechanism of action for the anti-inflammatory effect of those FAIMs was now established within the Novogen research program and had been accomplished by mechanisms other than COX inhibition.

“This means they should not have the side effects of NSAIDS or selectiveCOX-2 inhibitors,” Dr Walker said.

 “This result provides encouragement that the FAIM concept should be pursued in human clinical studies.

“Our intention is to determine whether they will be effective in treatment of arthritis, back pain and other inflammatory conditions.” Dr Walker said.

About Novogen

Novogen is an Australian based biotechnology company in the business of research and development of drugs derived from its phenolic technology platform.  The Company manages its research and development programs utilizing the expertise and clinical research capabilities of universities and hospitals in Australia, USA and Europe.  Novogen’s drug program is researching and developing compounds for the treatment of cancer, cardiovascular disease, inflammatory bowel disease and osteoarthritis.  Todate Novogen has had 73 patents granted and a further 225 patents are pending.

Novogen is the world leader in isoflavone research.  From its original technology platform of natural isoflavones (represented in OTC products such as Promensil) the Company has developed a discovery program surrounding novel chemical entities based on a flavonoid scaffold.  One of these compounds, phenoxodiol, is currently in Phase III clinical trialling for treatment of late stage ovarian cancer.

Further information on the Novogen Group can be found at www.novogen.com.

Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

ISSUED FOR                                               :           NOVOGEN LIMITED
LISTINGS                                                    :           ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER
INFORMATION                                           :           PROF ALAN HUSBAND, GROUP DIRECTOR OF RESEARCH,
                      NOVOGEN LIMITED
                     TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY                                                    :           WESTBROOK COMMUNICATIONS

CONTACT                                                     :           DAVID REID TEL (02) 9231 0922 OR 0417 217 157